UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-70709

### FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___
                                         MM/DD/YY                              MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __P2 CORPORATE FINANCE LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

964 Eulalia Road NE, Suite 2
_____
                                (No. and Street)

| Atlanta | Georgia | 30319 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Paul Elizondo | 770-608-7740 | pelizondo@p2ibank.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company CPAs
_____
(Name – if individual, state last, first, and middle name)

| 505 North MurLen Road | Olathe | Kansas | 66062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 01/05/2015 | | 6075 | |
|---|---|---|---|
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-S(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**







## OATH OR AFFIRMATION

I, PAUL ELIZONDO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of P2 CORPORATE FINANCE LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

UBEL G. ESPINAL NOTARY EXPIRES GEORGIA October 24, 2025 PUBLIC COBB COUNTY

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**P2 Corporate Finance, LLC**
**Statements of Financial Condition**
**For the year ended December 31, 2023**


**(With Report of Independent Registered Public Accounting Firm Thereon)**

# Table of Contents

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of P2 Corporate Finance, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of P2 Corporate Finance, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of P2 Corporate Finance, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of P2 Corporate Finance, LLC's management. Our responsibility is to express an opinion on P2 Corporate Finance, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to P2 Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as P2 Corporate Finance, LLC's auditor since 2022.

Olathe, Kansas
March 27, 2024

**P2 Corporate Finance, LLC**
**Financial Statements**
**Statement of Financial Condition**
**December 31, 2023**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 25,515 |
| Accounts receivable | | 35,000 |
| Allowance for doubtful accounts | | (15,000) |
| Prepaid deposits and expenses | | 23,641 |
| Equipment, net | | 3,094 |
| **TOTAL ASSETS** | $ | 72,250 |

**LIABILITIES AND MEMBER'S EQUITY**

**LIABILITIES**

| | | |
|---|---|---|
| Due to related parties | | 900 |
| Accounts payable, accrued expenses and other liabilities | | 4,824 |
| **TOTAL LIABILITIES** | $ | 5,724 |
| **MEMBER'S EQUITY** | | 66,526 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 72,250 |

**P2 Corporate Finance, LLC**
**Notes to the Statement of Financial Condition**
**For the year ended December 31, 2023**

## 1. Organization and Nature of Business

P2 Corporate Finance, LLC (the Company) was organized as a Delaware Limited Liability Company in April 2021 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA) in August 2021. The Company is a wholly owned subsidiary of P2 IB Holding, LLC (Parent).  The Company's business is operating as an investment banker in public and private placement transactions, mergers and acquisitions (M&A), and in providing strategic advice for its corporate clients.

## 2. Significant Accounting and Reporting Policies

### Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company had no cash equivalents.

### Leases

The Company  is required to record a right-of-use asset and a corresponding  lease liability  on the balance sheet for all leases with terms greater than 12 months.  All such leases and are to be classified  as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2023 financial statements as the office lease agreement is considered month-to-month until termination by either party.

**P2 Corporate Finance, LLC**
**Notes to the Statement of Financial Condition**
**For the year ended December 31, 2023**
**(Continued)**

### Equipment

Equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

### Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated for the year ended December 31, 2023. Any tax returns for the years ended December 31, 2020 and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

### Accounts Receivable

The Company may occasionally have accounts receivable associated with agreements executed with independent external parties. Under certain circumstances, discernment is crucial in establishing the suitable timing and measurement of progress for revenue recognition within a particular contract. Consequently, the Company conducts continuous credit assessments of its customers' financial conditions and assesses the delinquency status of accounts receivable to foresee potential losses arising from customers who might default on their payments. Anticipated losses resulting from customers who may default on their payment obligations is recorded in allowance for doubtful accounts.

### Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations.

**P2 Corporate Finance, LLC**
**Notes to the Statement of Financial Condition**
**For the year ended December 31, 2023**
**(Continued)**

The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace).

The Company's financial assets and liabilities are presented in the Statement of Financial Condition at carrying amounts that closely reflect their fair values due to their short-term nature.

3. **Accounts Receivable**

As of December 31, 2023, the company held $35,000 in accounts receivable from fulfilled contracts, with recognized potential credit losses amounting to $15,000. Both accounts receivable and the corresponding allowance are disclosed in the Statement of Financial Condition.

4. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses denote upfront payments made for future goods, services, or rights. The Company employs a systematic methodology to recognize and distribute these expenses over the periods during which the associated benefits are realized. As of December 31, 2023, the Company's prepaid deposits and expenses totaled $23,461 and is disclosed in the Statement of Financial Condition.

5. **Equipment, net**

A summary of Equipment at December 31, 2023, was as follows:

| Equipment, net | | 2023 |
|---|---|---|
| Computer equipment | $ | 5,625 |
| Accumulated depreciation | | (2,531) |
| Total equipment, net | $ | 3,094 |

6. **Related Parties**

The Company is a wholly-owned subsidiary of P2 IB Holding, LLC (Parent). As part of this affiliation, the Company and the Parent have established an expense-sharing agreement. Under this arrangement, the Company receives a monthly allocation of expenses, encompassing a provision for rent, incurred by the Parent on behalf of the Company. In 2023, the Company received forgiveness of $2,700 in related expenses as a non-cash contribution. As of December 31, 2023, the Company held an outstanding obligation of $900 to related parties according to the terms of the agreement and this information is disclosed in the Statement of Financial Condition. The agreement is considered month-to-month and is subject to termination by either party.

**P2 Corporate Finance, LLC**
**Notes to the Statement of Financial Condition**
**For the year ended December 31, 2023**
**(Continued)**

7. **Net Capital and Reserve Requirements**

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

As of December 31, 2023, the Company possessed a net allowable capital of $19,791, exceeding the required minimum net capital by $14,791. The ratio of aggregate indebtedness to net capital at the same date stood at 28.92%.

Reserve Requirements

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2023, without exception.

8. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2023, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

9. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended December 31, 2023.

10. **Member's Equity**

During the year ending on December 31, 2023, the Company received capital contributions of $69,490 from the Parent, of which $2,700 attributed as a non-cash contribution. As per regulatory guidelines, no equity capital from the Company can be withdrawn within one year from its contribution date unless expressly authorized in writing by FINRA. The restrictions on contributions made to the Company in 2023 are scheduled to expire in 2024 as follows: $15,000 in January, $10,000 in July, $22,700 in October, $1,790 in November and $20,000 in December. However, the Company retains the authority to withdraw profits earned during this restricted timeframe.

**P2 Corporate Finance, LLC**
**Notes to the Statement of Financial Condition**
**For the year ended December 31, 2023**
**(Continued)**

During the fiscal year ending on December 31, 2023, the Company distributed $78,090, utilizing funds exclusively sourced from accrued profits, thereby aligning with regulatory guidelines. The distributions had a noteworthy impact on the Company's capital structure for the reporting period.

11. **Risk Factors**

*Cash*

Cash is securely held in an account at a depository bank, with the additional safeguard of being insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. This insurance coverage ensures that, in the event of unforeseen circumstances or financial challenges faced by the depository bank, the company is protected up to the specified limit. As of December 31, 2023, the cash on deposit remained within the FDIC-insured limit, mitigating credit risk associated with cash holdings.

*Accounts Receivable*

Credit risk associated with outstanding receivables with customers constitutes the potential hazard of nonpayment by the counterparty. In the realm of financial transactions, the company is exposed to the risk that its counterparties may fail to fulfill their payment obligations. To proactively manage this risk, the company engages in continuous credit evaluations of its customers, scrutinizing their financial conditions thoroughly. This involves a comprehensive assessment of the creditworthiness of counterparties to gauge their ability to meet their financial commitments.

*Rising Interest Rates*

The significant increase in interest rates by the Federal Reserve, aimed at curbing uncontrolled inflation, presented substantial challenges for financial markets throughout the year. Amidst this uncertainty, decision-making, particularly in substantial transactions like M&A, is impacted. The prevailing rationale suggests that an uncertain market environment may favor smaller deals over larger ones. Additionally, the heightened interest rates are prompting considerations for alternative financing and capital structuring.

This shift in financial dynamics may result in accounting complexities, including potential modifications or terminations of contracts, as companies strive to adapt their business models and mitigate risks. Consequently, the company faces potential vulnerability to a negative impact, contingent upon highly uncertain developments that currently elude precise prediction.

*Business Concentrations*

Throughout the year, the company experienced a significant business concentration emanating from two primary customers. This concentration exposes the company to potential risks associated with dependencies on a limited customer base. All revenues throughout the year were generated in the United States.

**P2 Corporate Finance, LLC**
**Notes to the Statement of Financial Condition**
**For the year ended December 31, 2023**
**(Continued)**

12. **Subsequent Events**

In Q1-2024, up through the date of the issued financial statements, the Company strengthened its financial stability through the reception of $30,000 in cash contributions from its parent organization.

Management has evaluated all events or transactions that occurred subsequent to December 31, 2023 through the date of the issued financial statements and has determined that there were no material recognizable subsequent events that required recording or disclosures in these financial statements.